March 10, 2009
By U.S. Mail and Facsimile 703.812.6982
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Mr. Bob Carroll

Re:	Panhandle Oil and Gas Inc. (“Company”) Form 10-K for the Fiscal Year Ended September 30, 2008 Filed December 11, 2008 File No. 1-31759
Dear Mr. Carroll:
This letter responds to your comment letter dated February 26, 2009. The numbered paragraphs below correspond to the numbered paragraphs in your comment letter.
Form 10-K for the Fiscal Year Ended September 30, 2008
Business, page 1
1.	The correct address for the SEC’s Public Reference Room will be included in future filings: 100 F Street, N.E., Washington, D.C. 20549.
Estimated Future Net Cash Flows, page 11
2.	The reconciling amounts between the “Estimated Future Net Cash Flows” and “10% Discounted Present Value of Estimated Future Net Cash Flows” on page 12 and the “Standardized Measure of Discounted Future Net Cash Flows” as noted on page 54 are from insignificant amounts (less than 1% of Discounted Future Net Cash Flows) of tax-affected future net cash flows from carbon dioxide. The Company believes that its description of the difference as noted below the table on page 12 is sufficient to

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

adequately reconcile to the “Standardized Measure of Discounted Future Net Cash Flows” as noted on page 54.
Issuer Purchases of Equity Securities, page 18
3.	A definition of the term “ESOP” will be added in future Form 10-K filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
4.	There were no off-balance sheet arrangements requiring disclosure in our Form 10-K for fiscal 2008 pursuant to Item 303(a)(4) of Regulation S-K and we will so state in future filings.
Financial Statements
Note 1 – Summary of Significant Accounting Policies
Uses of Estimates, page 41
5.	We have noted Instruction 4B of Item 102 of Regulation S-K and, in future filings, we will choose one of the options provided by your comment 5. We have not decided which option we will choose. If we decide to include the name of our consulting engineer, we will provide the appropriate consent signed by the engineering firm.
Depreciation, Depletion, Amortization, and Impairment, page 44
6.	Consistent with SFAS 19, the Company’s capitalized costs of drilling and equipping all development wells and those exploratory wells that have found proved reserves are amortized on a unit-of-production basis over the remaining life of associated proved developed reserves. Lease costs are amortized on a unit-of-production basis over the remaining life of associated total proved reserves. In future filings, we will expand our disclosure to clarify our policy, including a statement similar to that above.
Controls and Procedures, page 56
7.	In future filings, we will delete the italicized language indicated in your comment 7.
Exhibits, page 57
8.	The ESOP is a tax-qualified defined contribution plan (see paragraph 19 below) subject to the requirements of ERISA. The ESOP is available to all Company employees and provides for the same method of allocation of benefits between management and non-management participants. Our reading of paragraph (iii)(c)(4) of Item 601(b)(10) of

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

Regulation S-K is that we are not required to file the ESOP as an exhibit under these circumstances.
Signatures, page 58
9.	Until March 5, 2009, our Chief Financial Officer was our principal accounting officer and should have been identified as such in our Form 10-K for the year ended September 30, 2008. At its annual meeting held on March 5, 2009, the Board designated the Company’s Controller as its Chief Accounting Officer and, accordingly, our Controller will sign future filings as principal accounting officer.
Exhibits 31.1 and 31.2
10.	In future filings, the Section 302 certifications will be exactly in the form required by Item 601(b)(31) of Regulation S-K and will conform to the directions in your comment 10.
Engineering comments:
Supplementary Information on Oil and Gas Reserves
Estimated Quantities of Proved Oil and Gas Reserves, page 53
11.	In future filings, we will expand our disclosure in Footnote 10 to the Consolidated Financial Statements by providing an appropriate explanation of significant changes in revisions of previous estimates, purchases of minerals, extensions and discoveries, production and sales of minerals in place. Supplementally, we disclose to you that in fiscal 2008 the increase in net quantities of oil and gas reserves of approximately 20% and 30%, respectively, was the result of the Company’s applied growth strategy of electing to participate with greater working interests in new wells drilled on its mineral acreage and increased drilling activity on the Company’s leasehold acreage. These increases were discussed in the 2008 Form 10-K, under Item 7 – “MD&A – Results of Operations” (page 20), “Revenues” (page 21), “Liquidity and Capital Resources” (page 23), “Revenues” (page 24), and “Depreciation, Depletion and Amortization” (page 25). This increase in participations and drilling activities resulted in significantly greater capital expenditures in fiscal years 2007 and 2008, as set forth in the “Consolidated Financial Statements — Statement of Cash Flows”, and additions to the Company’s reserves as reflected in fiscal 2008 Extensions and Discoveries set forth in the table on page 53. In future Form 10-K filings, we will supplement our current disclosures in Part 1, Item 2 – “Properties” and our Footnote 10 to the Consolidated Financial Statements with information substantially similar to that above.

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

Standardized Measure of Discounted Future Net Cash Flows, page 54
12.	In future filings, we will expand our disclosure in Footnote 10 to the Consolidated Financial Statements by providing an explanation of the natural gas prices utilized by the Company for its natural gas reserves. In response to your comment, we disclose that the majority of the Company’s gas is produced in Oklahoma as noted on pages 1 and 2 in the 2008 Form 10-K under “Business”. The Company uses spot prices on pipelines that are in the Company’s major production areas so that the prices used to determine pricing for the reserve estimates represent our specific points of sale. Generally, prices at the Company’s points of sale are lower than Henry Hub due to location basis differentials. These location basis differentials have historically been in the $.75-$1.25 per Mcfe range; however, at September 30, 2008, these location basic differentials had widened to over $2.50 per Mcfe.
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
13.	We will make the revisions requested in your comments 7 and 10 in our future Form 10-Q filings.
Schedule 14A Filed January 21, 2009
14.	This letter confirms that we will comply with your comments 15 to 23 in all future filings of our proxy statements.
General
15.	There are no transactions requiring disclosure pursuant to Item 404(a) of Regulation S-K other than those disclosed under “Transactions with Directors” on page 8 of the Proxy Statement. The Company has in place processes and controls for the review, approval or ratification of transactions with related persons. In future filings, we will include language similar to the following:
     “We review all transactions and relationships in which the Company and any of our directors, nominees for director or executive officers, or any of their immediate family members, are participants, so as to determine whether any of these individuals have a direct or indirect material interest in any such transaction. We have developed and implemented processes and controls to obtain information from the directors and executive officers about related person transactions, and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in any such transaction. Transactions that are determined to be directly or indirectly material to a related person are disclosed in the Company’s proxy statement, as required by SEC rules.

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

     Pursuant to these processes, all directors and executive officers annually complete, sign and submit a directors’ and officers’ questionnaire that is designed to identify related person transactions and both actual and potential conflicts of interest. We also make appropriate inquiries as to the nature and extent of business that the Company conducts with other companies for whom any of our directors or executive officers also serve as directors or executive officers. Under the Company’s Code of Ethics and Business Practices, if an actual or potential conflict of interest affects an executive officer, he or she is to immediately disclose all the relevant facts and circumstances to the Company’s President or Governance and Nominating Committee (“Governance Committee”), as appropriate. If the Governance Committee determines that there is a conflict, it will refer the matter to the Board of Directors, which will review the matter to make a final determination as to whether a conflict exists, and, if so, how the conflict should be resolved. Under the Company’s Corporate Governance Guidelines, if an actual or potential conflict of interest affects a director, he or she must immediately disclose all the relevant facts and circumstances to the Board Governance Committee, which will review the matter to determine if a conflict exists. If so, the Governance Committee will refer the matter to the Board of Directors for review and action. In addition, the Audit Committee reviews all reports and disclosures of actual and potential related person transactions.
     The Company has a written Code of Ethics and Business Practices applicable to all directors and executive officers of the Company that prohibits directors and executive officers from entering into transactions, or having any relationships, that would result in a conflict of interest with the interests of the Company. Waivers of the Code of Ethics and Business Practices for directors and executive officers may only be granted by the Board of Directors. The Code of Ethics and Business Practices can be found on the Company’s website at www.panhandleoilandgas.com, under “For Investors — Corporate Governance.”
Nominees for Election to the Board of Directors in 2009, page 4
16.	In future proxy statements, we will add additional biographical information for nominees and existing Board members similar to the following:

“Nominees for Election to the Board of Directors In 2009
     E. Chris Kauffman has been the vice president, secretary and treasurer of Campbell-Kauffman, Inc. (an independent insurance agency) since 1983 and chief financial officer and secretary of The Insurance Center Agency, Inc. (an independent insurance agency) since 1995, both of Oklahoma City. He has been involved with both agencies since 1983. He served as Chairman of the Board of the Company from 2005 to 2008. Mr. Kauffman has never been an employee of the Company.
     H. Grant Swartzwelder is president of PetroGrowth Advisors, Irving, Texas (a merchant banking and venture capital firm for oil field service companies) which he

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

founded in 1998. Prior to 1998, he was vice president of Principal Financial Securities, Inc., Dallas, Texas (an investment-banking firm). He holds a Bachelor of Science degree in Petroleum Engineering and a MBA degree.
Directors Whose Terms Expire in 2010
     Bruce M. Bell, since 1986, has been CEO of Post Oak Oil Company (oil and gas exploration and production) and CEO and president of Edrio Oil Co. Inc. (oil and gas exploration and production), both of Oklahoma City. He served as chairman of the Mid-Continent Oil & Gas Association (oil and gas trade association) from 1997 to 2006. Dr. Bell holds a Ph.D. degree in paleontology.
     Robert O. Lorenz is a former audit partner of Arthur Andersen LLP (a national public accounting firm). He served as the managing partner of the Oklahoma City office beginning in 1994 and as the managing partner of the Oklahoma practice beginning in 2000. He retired from Arthur Andersen in 2002. Mr. Lorenz is a director of OGE Energy Corp. (regulated electric utility and natural gas transportation), and Infinity Inc. (oil and gas exploration and development).
     Robert E. Robotti, since 1983, has been the president of Robotti & Company, LLC (a registered broker-dealer) and president of Robotti & Company Advisors, LLC (a registered investment advisor) (or their predecessors), and since 1980, has been the managing member of Ravenswood Investment Company, LP, which serves as the general partner of two investment partnerships, all located in New York City. Mr. Robotti is a certified public accountant and holds a MBA degree. He is a member of the New York Society of Security Analysts.
Directors Whose Terms Expire in 2011
     Michael C. Coffman has worked in public accounting and as a financial officer with companies involved in the oil and gas industry since 1975. He has been an executive officer of the Company since 1990. From 1995 to 2007, he served as Senior Vice President and Chief Financial Officer. During fiscal 2007, he served as Co-President and Chief Financial Officer until August, 2007, when he was elected President and Chief Executive Officer.
     Duke R. Ligon is an attorney and served as senior vice president and general counsel of Devon Energy Corporation (oil and gas exploration) from 1997 until he retired in 2007. Since 2007, he has served as strategic advisor to Love’s Travel Shops and Country Stores (convenience stores and midstream energy transportation). He is a director of Pre-Paid Legal Services, Inc. (insurance company), Quest Midstream Partners, L.P. (natural gas transportation), SemGroup Energy Partners, L.P. (crude oil terminaling, storage, gathering and transportation) and Trans Montaigne Partners, L.P. (distribution and marketing of petroleum products). Mr. Ligon was elected to the Board of Directors in August, 2007.

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

     Robert A. Reece is an attorney and, since 1980, has been of counsel with the law firm of Crowe & Dunlevy, Oklahoma City, and active in the management of his family’s investments. He is a director of NBC Bank (a national banking association), Oklahoma City, OK. He holds a MBA degree.”
Report of the Audit Committee, page 9
17.	In future filings, the names of the Audit Committee members will precede the heading “Independent Accountants’ Fees and Services”.
Executive Compensation, page 13
18.	The word “Annual” will be removed from the heading and will read “Summary Compensation Table” in future filings.

19.	The ESOP is a tax-qualified defined contribution plan and it is an employee benefit plan meeting the qualification requirements of Section 401(a) of the Internal Revenue Code. We will add the term “tax-qualified” to the first sentence of the last paragraph under “Executive Compensation”, page 13 so that in future filings this sentence will read as follows:
     “The ESOP is a tax-qualified, non-voluntary, non-contributory defined contribution plan, and serves as the Company’s sole retirement plan for its employees.”
20.	Contributions to the ESOP for the last three fiscal years for each executive officer are set forth in footnotes (3), (4) and (5) to the compensation table under “Summary Annual Compensation Table”, page 13.
Base Salaries and Annual Cash Bonuses, page 15
21.	In future filings, the Company will add language at the end of the first paragraph under “Base Salaries and Annual Cash Bonuses” with the entire paragraph to read as set forth below. If different peer companies are used in next year’s compensation survey used by the Company, these names will be disclosed in next year’s filing.
     “Base salaries and annual cash bonuses for executive officers are based upon the individual’s responsibilities and experience, taking into account, among other factors, the individual’s initiative, contribution to the Company’s overall performance, handling of special projects or events during the year and yearly financial and operating results. Base salaries for executive officers are reviewed and compared to similar positions in the Company’s industry. The Company has made an effort in the last few years to bring its salary levels up to those of comparably-sized companies in the oil and gas industry. As a part of this effort, the Company participated in the Effective Compensation, Incorporated

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

2008 Oil and Gas Compensation Survey whereby the Company’s compensation for its executive officers is compared to the following peer companies:

Bill Barrett Corporation	Mustang Fuel Corporation
Brigham Exploration Company	Penn Virginia Oil & Gas
Crimson Exploration, Inc.	Rosetta Resources Inc.
Delta Petroleum Corporation	Stone Energy Corporation
Energy Partners, Ltd.	TXCO Resources, Inc.
GMX Resources, Inc.	Venoco, Inc.
Harvest Natural Resources, Inc.
22.	In future filings, the Company will add as the first two paragraphs under “Annual Cash Bonuses” (page 15) language similar to the following (to be adjusted for the appropriate fiscal years):
     “Annual Cash Bonuses. During an annual goal-setting process, management and the Board approve objective performance metrics as well as more subjective performance goals that focus on the manner in which the Company’s oil and gas business is managed. For fiscal years 2007, 2008 and 2009, the objective performance metrics addressed earnings per share, general and administration (“G&A”) expense per Mcfe of production, reserve replacement rate, production increase per Mcfe and finding costs per Mcfe. Below are the objective performance metrics for fiscal 2008 and fiscal 2009:

	Fiscal 2008(1)				Fiscal 2009(1)
Metric Category	Floor	Target	Weighting		Floor	Target	Weighting
Earnings per share 2008	$0.75	$1.45	100	%(2)	$1.00	$1.70	100	%(2)
G&A expense per Mcfe of production	$0.80	$0.60	7%		$0.77	$0.55	7%
Reserve replacement	100%	198%	35%		100%	181%	35%
Production increase per Mcfe	1%	16%	29%		5%	12%	29%
Finding costs per Mcfe	$4.00	$2.75	29%		$3.50	$2.75	29%

(1)	Each metric has a graduated scale of achievement from -0- to100 percent between the Floor and Target amounts which is then applied to the Weighting percentage.

(2)	The Earnings per share Weighting percentage that is achieved in a fiscal year is multiplied times all other performance metric Weighting percentages which are then accumulated to determine the total bonus percent.
     The subjective performance goals are tailored to the job description of each executive officer by weighting each major area of responsibility. Within each major area, a breakdown is made of more detailed areas of responsibility with weighting applied to each. An evaluation is performed annually by the independent directors and Compensation Committee of the Chief Executive Officer, and by the Chief Executive Officer of each of the named executive officers, whereby their performance is graded on

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

each of the detailed areas of responsibility, the grades are accumulated to determine the grade for each major area and the major area grading is summarized to determine the executive officer’s subjective performance.”
Change-in-Control Executive Severance Agreements, page 16
23.	In future filings, calculations of change-in-control severance benefits will assume the triggering event to take place on the last business day of the most recent fiscal year. The disclosure in next year’s proxy statement will read substantially as follows (with the calculations to be made during the preparation of future proxy statements and subject to future changes in fact):
     “Pursuant to the Change-In-Control Executive Severance Agreements, assuming that a change-in-control event took place on the last day of fiscal 2009, and an executive’s employment was terminated without cause, or the executive terminated his employment for good reason, within two years following this assumed change-in-control event, the named executives below would receive the following severance payments:

Name	Salary(1)	Bonus(2)	Total(3)
Michael C. Coffman	$	$	$
Lonnie J. Lowry	$	$	$
Ben Spriestersbach	$	$	$

(1)	Calculated based on (i) two times the average of the base salary paid to the named executive officers during calendar years 2008 and 2007 plus (ii) two times the average amount contributed to the ESOP on behalf of each named executive during calendar years 2008 and 2007.

(2)	Calculated based on two times the maximum targeted bonus for each named executive for calendar year 2009.

(3)	In addition, if the Company is required to provide continuing coverage to its employees under COBRA (as defined in Section 4980B of the Internal Revenue Code of 1986) at the time of a change-in-control, the Company will reimburse each named executive for all costs incurred by them in purchasing such continuing coverage for themselves and their dependents as long as he qualified for COBRA coverage.”
Closing Comments
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in an proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company requests that it be allowed to respond to all of your comments in future filings.

Mr. Bob Carroll
Division of Corporation Finance
March 10, 2009

If you would like us to fax this letter to any other staff member, please advise.
If you have questions or further comments, please contact one of the undersigned at 405.948.1560 or by fax at 405.948.2038.

Sincerely,
By:	/s/ Lonnie J. Lowry
Lonnie J. Lowry,
Vice President and Chief Financial Officer

By:	/s/ Michael C. Coffman
Michael C. Coffman,
President and Chief Executive Officer